December 31, 2013

Daniel Gordon, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Plymouth Opportunity REIT Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed April 15, 2013 File No. 333-173048

Dear Mr. Gordon:

Set forth below are the responses of Plymouth Opportunity REIT, Inc. (the “Company”) to the Staff’s comment letter dated December 23, 2013 (the “Comment Letter”) regarding the Company’s referenced Form 10-K.

For your convenience, we have set forth the Staff’s comments followed by the Company’s responses thereto in bold typeface. The numbered paragraphs and headings below correspond to the numbered paragraphs contained in the Comment Letter. Capitalized terms used in this Letter and not otherwise defined have the respective meanings ascribed to them in the referenced Form 10-K.

We understand that the Staff may have additional comments after reviewing the responses set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2012

General, page 3

1.    In future Exchange Act periodic reports, please update your disclosure in this section to reflect the current status of your operations. For instance, please explain whether you have obtained REIT status.

We will update our disclosure in our future Exchange Act periodic reports as requested, including to reflect the current status of our operations, and in particular our status as a REIT.

(5) Investments in Joint Ventures, page F-12

2.    Please tell us how you determined each of your joint venture investments is properly accounted for under the equity method of accounting, and provide us with the details of any VIE analysis that you have performed.

The Company concluded that each of its joint venture investments should be accounted for under the equity method of accounting after an analysis of the Variable Interest Entities Subsections of FASB ASC 810-10.

260 Franklin Street, Suite 1900 Boston, MA 02110 (617)340-3814

With regard to the Company’s investment in Colony Hills Capital Residential II, LLC (“CHCR II”), we determined that we had a variable interest in CHCR II, and that CHCR II satisfies the definition of a variable interest entity. However, a) we do not meet the “power” and “economic exposure” criteria without consideration of the interests of related parties, and b) another variable interest holder within the related party group meets the “power” and “economic exposure” criteria without consideration of the interests of related parties. Therefore, we are not the primary beneficiary of CHRC II. We determined to account for this investment using the equity method because the Company has control over the board and the board is responsible for governing the entity, but the Company is not the primary beneficiary.

With regard to the Company’s investment in TCG Cincinnati DRE LP (the “Partnership”), we determined that we had a variable interest in the Partnership, but that the Partnership is not a variable interest entity. The general partner has the power to direct the activities of the Partnership that most significantly impact its economic performance, while also bearing the risk of any losses of the Partnership. Furthermore the Partnership can operate on its own without additional subordinated financial support from the Company and its level of investment as a limited partner is insufficient to exercise control over the Partnership. We determined to account for this investment using the equity method of accounting because the Company as a limited partner, has significant influence over the Partnership, but lacks control over the Partnership because the financial decision making authority and control reside with the general partner.

The Company acknowledges that:

a) it is responsible for the adequacy and accuracy of the disclosure in the filing;

b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above responses, please contact Donna Brownell at (617) 340-3827 or by email at donna@plymouthrei.com.

Sincerely,

/s/ Donna Brownell

Donna Brownell

Chief Accounting Officer and Treasurer

Plymouth Opportunity REIT, Inc.

260 Franklin Street, Suite 1900 Boston, MA 02110 (617)340-3814